Ispire Technology Inc.

19700 Magellan Drive

Los Angeles, CA 90502

July 25, 2024

VIA EDGAR

Erin Donahue

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Ispire Technology Inc.
Registration Statement on Form S-3 Filed July 17, 2024
File No. 333-280856

Dear Erin Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ispire Technology Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on July 29, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Wang
Michael Wang
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP